August 24, 2006

Mail Stop 4561

Vikram Talwar
Chief Executive Officer
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

   Re: **ExlService Holdings, Inc.**
       Amendment No. 3 to Registration Statement on Form S-1
       Filed July 27, 2006
       Registration No. 333-121001

Dear Mr. Talwar:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to previous comment 3 and have reviewed the supplemental material provided in support your statements of leadership. Please revise your disclosure to disclose the measure used to claim your leadership position and clarify that it is not based on solely on revenue.

Prospectus Summary

Our Business, page 1

2.   We note your disclosure regarding the compound annual growth rate of your revenues between 2003 and 2005. Please balance your disclosure by clarifying that much of the growth for the period 2003 to 2004 resulted from your providing services for certain clients for the entire year in 2004 rather than providing services for only part of the year for 2003. In addition, we note that the growth rate between 2004 and 2005 was significantly less than the CAGR for the three-year period and the revenue increase from 2003 to 2004. Please break out these numbers to better illustrate your revenue position during these years.

3.   Please provide the reports referenced in the "Market Opportunity" section of your summary, marking the relevant portions that support your statements for our review. Please also clarify in your disclosure the source of the NASSCOM-McKinsey data reports. For example, we note from the supplemental material you provided on April 15, 2005 that NASSCOM data is obtained from member companies on a quarterly basis and, as such, the data may not represent a complete picture of the business process outsourcing market opportunities in general.

Competitive Strengths, page 2

4.   Please quantify the aggregate equity stake held by insiders of the company, both on a pre- and post-offering basis.

Information about the company, page 4

5.   Please expand to briefly describe further details of the Inductis, Inc. acquisition, including the total purchase price paid and related earn out and contingent payment obligations, including the total maximum number of shares that may be issued as part of the earn out and contingency payment obligations in future periods. Please also disclose how the stock issued in connection with these obligations will be valued.

Summary Risk Factors, page 6

6.   Please revise the summary risk factors to better illustrate the potential risks to investors. For example,

- In the sixth bullet point, please expand to briefly describe the nature of the termination provisions and why they could adversely affect your operations;
- In the seventh bullet point, please identify your largest client and quantify the portion of your revenues represented; and,

- In the eighth bullet point, please quantify the ownership interests of Oak Hill and FTVentures on both a pre- and post-offering basis, and indicate that, on a pre-offering basis, these entities have the ability to control substantially all matters brought before the Board of Directors, not merely exercise significant influence.

Risk Factors

7.   We note that both Norwich Union and American Express include non-competition clauses in the agreements they have with you that hinder your ability to offer outsourcing services to competitors of Norwich Union and American Express. Please consider adding a new risk factor that addresses the scope of this prohibition and assess how it affects your ability to expand within the BFSI sector of your industry.

Our research and analytics services and our advisory services…page 13

8.   Please clarify what you mean when you refer to some of your advisory services as "discrete projects," and describe further how that classification poses a risk to your business.

Our industry may not develop in ways that we currently…, page 16

9.   In order to add depth to your risk factor, please provide additional information regarding your market presence in the UK, including the portion of your revenues derived from contracts originating in the UK. In addition, please clarify whether the legislation referred to includes a "grandfather clause" for existing agreements or, if not, why you believe that this legislation will not affect existing agreements you have with your customers.

Unaudited Pro Forma Consolidated Financial Information, page 32

10.   Please revise your opening paragraph to include a more detailed description of the transaction and the entities involved in accordance with Item 11-02(b)(2) of Regulation S-X.

11.   We note you have included a summarized pro forma balance sheet. Please revise your pro forma balance sheet disclosure to include all major captions that are in excess of ten percent of total assets. Please refer to Item 11-02(b)(3) of Regulation S-X.

12.   Related to your calculation of the purchase price, please tell us how you considered the issuance of restricted shares in your determination of the purchase price. In addition, please explain the basis for your allocation of the purchase price explaining your considerations determining the value of each intangible asset. Finally, please revise to disclose the useful lives for all acquired intangible assets that are subject to amortization.

13.   We note that $0.4 million of the purchase price will be paid in January 2007. Please explain why your pro forma balance sheet does not reflex a liability for that payment. In addition,

please revise your disclosures to clearly explain the terms and impact of all contingent consideration.

14.   We note that from your disclosure that the fair value of shares issued in the transactions was $17.40 per share. Please reconcile this with the disclosure on F-63 that the shares were valued at $23.75.

15.   Related to note (c), please advise why you have not recorded an adjustment for income taxes in the three months ended March 31, 2006.

16.   Related to note (f), please advise us how you calculated the adjustment to eliminate $2.7 million in deferred tax assets in the business combination. We note from page F-81 that Inductis only had net deferred tax assets of $0.8 million at March 31, 2006.

Management Discussion and Analysis, page 37

17.   Please update your MD&A to include your most recent interim period.

Expenses, page 39

Depreciation and Amortization, page 40

18.   Please revise to include the amortization of intangible assets in this discussion. Based upon your pro forma information, it appears that amortization expense will increase significantly as a result of the Inductis Acquisition.

Acquisition History, page 42

19.   In your discussion of the Inductis, Inc. acquisition please disclose here the total purchase price for the acquisition.

20.   Disclose the debt incurred in the acquisition as mentioned page 52.

Results of Operations, page 46

21.   We note the net gain of $1.4 million from an ineffective cash flow hedge for fiscal year 2005. Please tell us which income statement caption includes the gain and revise your discussion of the results of operations to include all material changes within the income statement captions.

Contractual Obligations, page 53

22.   Please revise you to include your obligations under the employment agreements disclosed on pages 86 through 88.

Business, page 57

23.   On the top of page 58, please briefly discuss the significance of certification by Customer Operations Performance Center, Inc. and the receipt of an OHSAS 18001 certification for certain of your facilities.

Exl's Competitive Strengths, page 50

24.   We note your statement that a substantial majority of your revenues are derived from the BFSI sector of your business. Please revise to quantify the amount derived from the BFSI sector in the most recent period.

Intellectual Property, page 71

25.   Please advise us as to why you have not disclosed the lawsuit brought against Jaipur Golden Transport Company Private Limited in the Legal Proceedings section pursuant to Item 103 of Regulation S-K.

The Inductis Acquisition, page 77

26.   Please expand to explain the terms of the "working capital adjustment" as defined in the Inductis agreement and to disclose the maximum amount that may be paid in additional consideration as a result of the working capital adjustment.

Executive Compensation, page 85

27.   We refer to the disclosure in footnote 1 to the table. The amounts disclosed in the table under the "Other Annual" column for the respective periods exceed the expenses described in footnote 1. Please revise the footnote so that the source of the total amount of expenses for each period is clear and so that the totals are consistent.

Employment Agreements, page 86

28.   Please briefly describe the "specific circumstances" under which Mr. Talwar and/or Mr. Kapoor will be restricted from serving as a member of your board.

Options/SAR Grants in Last Fiscal Year, page 86

29.   Please revise to disclose the fair value of your common stock at the date options were
        granted to Ms. Murray and Mr. Shashank.

Principal Stockholders, page 98

30.   Please tell us why you have included in the table shares that are not exercisable within 60
        days (footnote 9, 14, 15 and 16) and therefore are not currently beneficially owned as that
        term is defined under Rule 13d-3 of the Exchange Act by the respective parties in the table.

Financial Statements

Consolidated Statement of Operations, page F-4

31.   We note the inclusion of revenues from related parties on the face of the Statement of
        Operations. Please disclose in the footnotes a description of the transactions and the related
        party.

Consolidated Statement of Cash Flows, page F-7

32.   We note the inclusion of changes in restricted cash as a component of net cash provided by
        (used in) operating activities. Please tell us your basis for including the changes in
        restricted cash as a component of operating activities rather than a component of investing
        activities.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies
Segment Information, page F-10

33.   Please revise your SFAS 131 disclosure regarding segments to include applicable
        disclosures under paragraphs 25 through 28 of SFAS 131.

Note 6 – Redeemable Preferred Stock, page F-16

34.   Please revise your disclosure to clarify what amendments were made to preferred stock
        agreement in addition to disclosing the current terms of the agreement. Also, please provide
        us with your basis for reclassifying the preferred stock on the balance sheet as of December
        31, 2004.

Note 11 – Stock Based Compensation, page F-23

35.   It is unclear to us why the fair value of your stock decreased after March 15, 2005 in light of your improving operating results, cash flows, and financial position. Please revise your disclosure to highlight the milestones and other events that resulted in decline in your stock price. In addition, please consider discussion in MD&A that highlights the significant factors, assumptions, and methodologies used in determining fair value and the reason management chose not to obtain an independent valuation of its stock in determining fair value.

Note 11 – Income Taxes, page F-38

36.   Please revise your disclosure to clarify the nature of the deferred tax asset recognized.

Inductis, Inc. Financial Statements

Note 9 – Other Assets, page F-54

37.   Please revise to clearly disclose the terms of the loans made to iTouchpoint. In doing so, please explain the business purposes for these and tell us why the Inductis loaned additional funds in 2006 after the amounts loaned in 2005 were determined to be impaired. Were these loans made to satisfy a funding commitment? If so, please tell us if the Company has assumed this commitment in conjunction with acquisition.

Note 13 – Common Stock, page F-57

38.   Please explain how you have classified the interest charged by the former holding company in the financial statements.

Note 16 – Income Taxes, page F-58

39.   Please revise your disclosure to clarify what is meant by "non-effective US source corporate income." In addition, please tell us why the change in accounting from cash to accrual basis is being recorded over a four-year period rather than at the time of conversion.

Exhibits

40.   Please file your legal opinion and underwriting agreement or provide us with drafts of these documents with your next amendment so that we have an opportunity to review them.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie Webster at 202-551-3446 or Steven Jacobs, Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Valerie DeMont, Esq. (*via facsimile)*